Exhibit 99.1

Press Release

Eltek Reports Fourth Quarter and Full Year 2015 Financial Results

•	Net profit of $1.0 million in 2015
•	Gross profit increased by 8.7% in 2015

PETACH-TIKVA, Israel, March 23, 2016 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, announced today its financial results for the fourth quarter and full year ended December 31, 2015.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “We are pleased with the results of the fourth quarter and full year of 2015, which reflect a significant and continued improvement in Eltek’s gross profit and gross margins, and a transition to a net profit. This was achieved mainly due to cross organizational processes implemented in 2015 in order to improve manufacturing efficiency, marketing, sales and customer service.

We expect these actions and our ability to offer our high-end customers cutting edge PCBs and advanced solutions to their most complicated requests, to advance Eltek’s success in future quarters."

Highlights of the Full Year of 2015 compared to the Full Year of 2014

•
Revenues in the full year of 2015 amounted to $41.4 million; compared to revenues of $46.6 million recorded in 2014, a decrease of approximately 11.3%, mainly due to a decrease in revenues from the Israeli market, which was partially offset by an increase in the North American market.

•	Gross profit was $6.6 million (15.8% of revenues), an increase of 8.7% compared to gross profit of $6.0 million (12.9% of revenues) in 2014;

•	Operating profit was $1.5 million compared to an operating loss of $903,000 in 2014;

•	Net profit was $1.0 million or $0.1 per fully diluted share, compared to a net loss of $2.7 million or $0.26 per fully diluted share in 2014;

•	EBITDA amounted to $3.3 million (8.1% of revenues) compared to $1.2 million (2.6% revenues) in 2014;

•	Net cash provided by operating activities amounted to $1.7 million compared to $79,000 in 2014;

•	The Company’s equity as of December 31, 2015 amounted to $10.2 million, compared to $9.2 million as of December 31, 2014;

•
Cash and cash equivalents as of December 31, 2015 were $1.0 million, compared to $1.1 million as of December 31, 2014. In addition, the Company has un-utilized lines of credit in the amount of $2.7 million as of December 31, 2015.

Highlights of the Fourth Quarter of 2015 compared to the Fourth Quarter of 2014

•	Revenues for the fourth quarter of 2015 were $10.4 million compared with revenues of $10.6 million in the fourth quarter of 2014;

•	Gross profit was $1.7 million (16.3% of revenues), an increase of 27.4% compared with a gross profit of $1.3 million (12.5% of revenues) in the fourth quarter of 2014;

•	Operating profit was $455,000 compared to an operating loss of $270,000 in the fourth quarter of 2014;

•	Net profit was $228,000 or $0.02 per fully diluted share, compared to a net loss of $1.8 million or $0.18 per fully diluted share in the fourth quarter of 2014;

•	EBITDA amounted to $940,000 (9.0% of revenues) compared to EBITDA of $250,000 (2.4% of revenues) in the fourth quarter of 2014;

•	Net cash provided by operating activities amounted to $1.4 million, compared to $274,000 in the fourth quarter of 2014.

Mr. Nissan added: “Our sales in the North American market increased by 27% and amounted to $7.5 million in 2015. Our ITAR license, together with our prestigious AS-9100C and NADCAP Electronics accreditations, support our penetration of leading defense, aerospace and medical customers in North America"

"I believe that with continued focus on improved profitability and competitiveness, Eltek is now well positioned for growth in the global markets in 2016." Mr. Nissan concluded.

Conference Call for Fourth Quarter and Full Year 2015 Financial Results

Today, Wednesday, March 23, 2016 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Mr. Roberto Tulman, Deputy CEO and Chief Technology Officer, and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180610
International:	+972-3-9180610

At:

9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Meirav Bauer
KM Investor relations
Tel: +972- 3-5167620
meiravb@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014

Revenues	10,407	10,601	41,350	46,626
Costs of revenues	(8,716)	(9,274)	(34,802)	(40,604)

Gross profit	1,691	1,328	6,548	6,022

Selling, general and administrative expenses	(1,203)	(1,526)	(4,961)	(6,773)

Impairment loss on goodwill	0	0	0	(80)

R&D expenses, net	(33)	(72)	(90)	(72)

Operating profit (loss)	455	(270)	1,497	(903)

Financial expenses, net	(116)	(54)	(259)	(356)

Profit (loss) before other income, net	339	(324)	1,238	(1,259)

Other income, net	1	6	6	38

Profit (loss) before income tax expenses	340	(318)	1,244	(1,221)

Tax expenses	(142)	(1,579)	(218)	(1,634)

Net Profit (loss)	198	(1,897)	1,026	(2,855)

Net loss attributable to non controlling interest	(30)	(76)	(17)	(190)

Net Profit (loss) attributable to Eltek Ltd.	228	(1,821)	1,043	(2,665)
Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.02	(0.18)	0.10	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,
	2015	2014
Assets

Current assets
Cash and cash equivalents	1,038	1,129
Receivables: Trade, net of provision for doubtful accounts	8,015	8,227
Other	273	657
Inventories	4,450	4,670
Prepaid expenses	187	200

Total current assets	13,963	14,883

Deferred taxes	1,064	1,056

Assets held for employees' severance benefits	49	49

Fixed assets, less accumulated depreciation	10,067	10,070

Intangible asset	276	208

Total assets	25,419	26,266

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,275	2,722
Accounts payable: Trade	6,112	7,077
Other	4,594	5,156

Total current liabilities	11,981	14,955

Long-term liabilities
Long term debt, excluding current maturities	2,905	1,838
Employee severance benefits	289	249

Total long-term liabilities	3,194	2,087
Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762 in 2014 and 10,142,762 in 2015	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	1,892	1,907
Capital reserve	695	695
Accumulated deficit	(11,507)	(12,550)
Shareholders' equity	10,335	9,307
Non controlling interest	(91)	(83)
Total equity	10,244	9,224
Total liabilities and shareholders' equity	25,419	26,266

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014

GAAP net Income (loss)	228	(1,821)	1,043	(2,665)
Add back items:

Financial expenses (income), net	116	54	259	356
Income tax expense	142	1,579	218	1,634
Depreciation and amortization	455	438	1,816	1,894
Adjusted EBITDA	940	250	3,335	1,219